Eversheds Sutherland (US) LLP
700 Sixth Street, NW, Suite 700
Washington, DC 20001-3980

D: +1 202.383.0176
F: +1 202.637.3593

stevenboehm@
eversheds-sutherland.com

EVERSHEDS SUTHERLAND

June 21, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

 Re: **Form 40-33 – Civil Action Documents Filed Against Capitala
 Finance Corp. et al. (File No. 814-01022)**

Ladies and Gentlemen:

On behalf of Capitala Finance Corp. (the "***Company***"), and pursuant to Section 33 of the Investment Company Act of 1940, as amended, enclosed for filing please find a copy of the amended class action complaint filed by Laurence Paskowitz, Individually and on Behalf of All Others Similarly Situated, Plaintiff, vs. Capitala Finance Corp., Joseph B. Alala III and Stephen A. Arnall, Defendants, in the United States District Court, Western District of North Carolina, Charlotte Division, involving the Company and certain officers and directors of the Company.

If you have any questions regarding this submission, please do not hesitate to call Vlad M. Bulkin at (202) 383-0815 or me at (202) 383-0176.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc: Joseph B. Alala III, *Capitala Finance Corp.*
   Stephen A. Arnall, *Capitala Finance Corp.*
   Richard G. Wheelahan III, *Capitala Finance Corp.*
   Vlad M. Bulkin, *Eversheds Sutherland (US) LLP*

UNITED STATES DISTRICT COURT
WESTERN DISTRICT OF NORTH CAROLINA
CHARLOTTE DIVISION

LAURENCE PASKOWITZ, Individually and on behalf of all others similarly situated,	)))	
Plaintiff,	))	
	)	Civil Action No.
v.	)	3:18-cv-00096-RJC-DSC
	)	
CAPITALA FINANCE CORP., JOSEPH B., ALALA III, and STEPHEN A. ARNALL,	)))	
	)	
Defendants.	)	
	)	

AMENDED CLASS ACTION COMPLAINT FOR
<u>VIOLATION OF THE FEDERAL SECURITIES LAWS</u>

Lead Plaintiff Karen Story and plaintiff Laurence Paskowitz (collectively, "Plaintiffs"), individually and on behalf of all other persons similarly situated, by their undersigned attorneys, for their Amended Class Action Complaint for Violations of the Federal Securities Laws against Defendants (defined below), allege the following based upon personal knowledge as to themselves and their own acts, and information and belief as to all other matters, based upon, *inter alia*, the investigation conducted by and through their attorneys, which included, among other things, a review of the Defendants' public statements, conference calls and announcements made by Defendants, United States Securities and Exchange Commission ("SEC") filings, wire and press releases published by and regarding Capitala Finance Corporation. ("Capitala" or the "Company"), analysts' reports and advisories about the Company, and information readily obtainable on the Internet. Plaintiffs believe that substantial evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1.   After the close of the market on August 7, 2017, Capitala, a business development company that issues loans to lower and traditional middle-market companies, revealed in the course of announcing its financial results for the second fiscal quarter of 2017 that six of its investments were on non-accrual status—twice as many as it had the previous quarter. During an earnings conference call the following day, Capitala also revealed that Capitala Investment Advisors (the "Investment Advisor"), the entity that manages the Company's operations, had been losing professional talent in its underwriting and portfolio management divisions since the Investment Advisor began waiving its incentive fees in 2015, resulting in an increasing number of nonaccrual investments for the Company. On this news, investors sent the Company's stock price plummeting. Over the next three trading days, Capitala's shares fell approximately 30% to close at $8.99 per share on August 10, 2017

2.   During the Class Period, Defendants touted to the market the experience and qualifications of its "investment team" at the Investment Advisor, as well as the positive effects that the Investment Advisor's waiver of the incentive fees was expected to produce for shareholders – namely, the sustainability of its dividends. As Defendants later disclosed, however, the Investment Advisor's waiver of incentive fees also had deleterious effects upon its ability to attract and retain professional talent, particularly in the underwriting and portfolio management groups. Over a period of just 2 years – from March 2015 to March 2017 – the Investment Advisor's staff was cut by approximately one-third.

3.   In addition, Defendants warned investors that the Company's success was dependent on the Investment Advisor's ability to attract and retain qualified personnel in a competitive environment. By cautioning the market about the existence of such hypothetical risks

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to the Company's business prospects, however, Defendants misled investors by failing to disclose that such risks had, in fact, already materialized, resulting in the Company's failure to staff its underwriting and portfolio management divisions with sufficient numbers of qualified personnel. From just the first to second quarter of fiscal year 2017, the Company's number of nonaccruals doubled. As one analyst observed following the Company's release of its second quarter results, "While there has been a recent uptick in non-accruals at other [business development corporations] under coverage, this quarter it was particularly acute" at Capitala.

4.   As a result of Defendants' wrongful acts and omissions, and the precipitous decline in the market value of the Company's securities, Plaintiffs and other Class members have suffered significant losses and damages. This federal securities class action is brought on behalf of a Class consisting of all persons and entities, other than Defendants and their affiliates, who purchased or otherwise acquired the publically traded securities of Capitala from January 4, 2016 through August 7, 2017, both dates inclusive (the "Class Period"), against the Defendants, seeking to recover damages caused by Defendants' violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 10b-5 promulgated thereunder.

JURISDICTION AND VENUE

5.   The claims asserted herein arise under Sections 10(b) and 20(a) of the Exchange Act (15 U.S.C. § 78j(b) and 78t(a)) and Rule 10b-5 promulgated thereunder by the SEC (17 C.F.R. § 8 240.10b-5).

6.   This Court has jurisdiction over the subject matter of this action pursuant to § 27 of the Exchange Act (15 U.S.C. § 78aa) and 28 U.S.C. § 1331.

7.   Venue is proper in this District pursuant to §27 of the Exchange Act, 15 U.S.C. §78aa and 28 U.S.C. §1391(b), as the Company's securities are traded in this Judicial District.

8.   In connection with the acts, conduct and other wrongs alleged in this Complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including but not limited to, the United States mail, interstate telephone communications and the facilities of the national securities exchange.

PARTIES

9.   Lead Plaintiff Karen Story, as set forth in the certification attached to her Motion for Appointment of Counsel and Lead Plaintiff (ECF No. 19), purchased Capitala securities at artificially inflated prices during the Class Period and was damaged upon the revelation of the alleged corrective disclosures.

10.   Plaintiff Laurence Paskowitz, as set forth in the certification accompanying his Class Action Complaint for Violation of the Federal Securities Laws (ECF No. 1), purchased Capitala securities at artificially inflated prices during the Class Period and was damaged upon the revelation of the alleged corrective disclosures.

11.   Defendant Capitala Finance Corporation is an externally managed non-diversified closed-end management investment company that has elect to be treated as a business development company under the Investment Company Act of 1940. The Company is incorporated in Maryland

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and maintains an office at 9465 Wilshire Blvd, Suite 300, Beverly Hills, California. The Company's securities are traded on NASDAQ Global Select Market ("NASDAQ") under the ticker symbol CPTA.

12. Defendant Joseph B. Alala III ("Alala") has been the Company's Chairman and Chief Executive Officer throughout the Class Period. Defendant Alala has also been the managing partner and chief investment officer of Capitala Investment Advisors.

13. Defendant Stephen A. Arnall ("Arnall") has been the Company's Chief Financial Officer throughout the Class Period. Defendant Arnall is also a member of Capitala Investment Advisors' management team.

14. Defendants Alala and Arnall are sometimes referred to herein as the "Individual Defendants."

15. Each of the Individual Defendants:

    a.   directly participated in the management of the Company;

    b.   directly participated on each earnings call the Company conducted during the Class Period;

    c.   was directly involved in the day-to-day operations of the Company at the highest levels;

    d.   was privy to confidential proprietary information concerning the Company and its business and operations;

    e.   was directly or indirectly involved in drafting, producing, reviewing and/or disseminating the false and misleading statements and information alleged herein;

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f. was directly or indirectly involved in the oversight or implementation of the Company's internal controls;

g. was aware of or recklessly disregarded the fact that the false and misleading statements were being issued concerning the Company; and/or

h. approved or ratified these statements in violation of the federal securities laws.

16. Capitala is liable for the acts of the Individual Defendants and its employees under the doctrine of *respondeat superior* and common law principles of agency as all of the wrongful acts complained of herein were carried out within the scope of their employment with authorization.

17. The scienter of the Individual Defendants and other employees and agents of the Company is similarly imputed to Capitala under *respondeat superior* and agency principles.

18. Defendant Capitala and the Individual Defendants are referred to herein, collectively, as the "Defendants."

<u>SUBSTANTIVE ALLEGATIONS</u>

<u>Background</u>

19. Capitala is a business development company that invests primarily in first and second liens, subordinated debt and, to a lesser extent, equity securities issued by lower and traditional middle-market companies.

20. The Investment Advisor manages the Company's investment activities. The Company's Board of Directors supervises the Company's investment activities.

21. The Company's executive officers are part of the Investment Advisor's management team.

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22.   The Company has no employees. The Investment Advisor manages the Company and Capitala Advisors Corp. provides the administrative services necessary for the Company to operate.

23.   According to the Company's most recent annual proxy statement, the Investment Advisor's management team is comprised of Defendant Alala, Defendant Arnall, John F. McGlinn ("McGlinn), the Company's Chief Operating Officer and Hunt Broyhill ("Broyhill"), a member of the Company's Board of Directors.

24.   Defendant Alala, McGlinn, and Broyhill serve as the Investment Advisor's investment committee.

25.   On September 24, 2013, the Company entered into the Investment Advisory Agreement with the Investment Advisor, which the Company's Board of Directors initially approved on June 10, 2013 and reapproved on August 6, 2015.

26.   Under the Investment Advisory Agreement, the Company pays the Investment Advisor an annual base management fee based on the Company's gross assets as well as an incentive fee based on the Company's performance.

27.   The base management fee is calculated at an annual rate of 1.75% of the Company's gross assets.

28.   The incentive fee has two parts. The first part is calculated and payable quarterly in arrears and equals 20.0% of the Company's pre-incentive fee net investment income for the immediately preceding quarter, subject to a 2.0% preferred return, or hurdle, and a catch up feature.

29.   The second part is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement) in an amount equal to 20.0% of realized capital gains, if any, on a cumulative basis from inception through the end of each calendar

7

year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees.

30.   On March 4, 2015, the Company filed with the SEC its Annual Report on Form 10-K (the "2014 10-K"),[1] reporting its financial results for the 2014 fiscal year. The 2014 10-K stated as follows:

> Our Investment Advisor is led by Joseph B. Alala, III, our chief executive officer, president, chairman of our Board of Directors, (the "Board"), and the managing partner and chief investment officer of our Investment Advisor, Hunt Broyhill, a partner of our Investment Advisor, Stephen A. Arnall, our chief financial officer, and John F. McGlinn, our chief operating officer, secretary and treasurer, and a director of our Investment Advisor. Messrs. Alala, Broyhill and McGlinn serve as our Investment Advisor's investment committee. They are assisted by Christopher B. Norton, who serves as the chief risk officer and a director of our Investment Advisor, Michael S. Marr, Chuck Cox and Richard Wheelahan who each serve as directors of our Investment Advisor, as well as eighteen other investment professionals.

31.   The 2014 10-K also stated as follows: "The Investment Advisor's investment team currently consists of the members of its investment committee, Messrs. Alala, McGlinn and Broyhill, and a team of twenty-two additional investment professionals. The Investment Advisor may hire additional investment professionals, based upon its needs, in the future."

Materially False and Misleading Statements Issued During the Class Period

32.   The Class Period starts on January 4, 2016, when the Company filed with the SEC a Current Report on Form 8-K,[2] attaching as an exhibit thereto a press release issued that same date (the "January 4 Press Release") announcing the waiver of the Investment Advisor's incentive fees, stating in part:

---

[1] The 2014 10-K was signed by Defendants Alala and Arnall.
[2] The January 4, 2016 8-K was signed by Defendant Arnall.

Incentive Fee Waiver

Capitala Investment Advisors, LLC, the Company's external investment adviser (the Adviser), has voluntarily agreed to waive all or such portion of the quarterly incentive fees earned by the Advisor that would otherwise cause the Company's quarterly net investment income to be less than the distribution payments declared by the Company's Board of Directors. Quarterly incentive fees are earned by the Adviser pursuant to the Investment Advisory Agreement between the Company and the Adviser. Incentive fees subject to the waiver cannot exceed the amount of incentive fees earned during the period, as calculated on a quarterly basis. The Adviser will not be entitled to recoup any amount of incentive fees that it waives. This waiver will be effective for the fourth quarter of 2015 and will continue for 2016, unless otherwise publicly disclosed by the Company.

The Company's Chairman and CEO, Joseph B. Alala, III, added, "In light of continued pressure on net investment income caused by non-performing investments, mostly related to energy, we have agreed to waive incentive fees to help support distribution coverage. Management, which as a group is the Company's largest shareholder, continues to be focused on doing the right thing and maintaining proper alignment with shareholders."

33. The foregoing statements made in the January 4 Press Release were materially false and misleading. Defendants knew or were reckless in not knowing that, as they later revealed, the Investment Advisor's waiver of the incentive fees had resulted in "a significant loss of professionals in both underwriting and portfolio [management]," with "[a] lot of people that had underwritten some deals" "no longer [employed] at the firm." By touting to the market the positive effects that the Investment Advisor's waiver of the incentive fees was expected to produce, Defendants became duty bound to disclose information about the waiver's impact in a manner that would not mislead investors, including by disclosing potentially negative information about the impact that the waiver of incentive fees could have upon the Investment Advisor in terms of its employee morale, compensation, and hiring and retention. By failing to disclose the potentially negative impact that the Investment Advisor's waiver of inventive fees could have upon its

9

personnel, Defendants' foregoing statements disabled investors from understanding the risk that

the Investment Advisor's waiver of incentive fees could compromise its ability to provide quality

underwriting and investment portfolio management services to the Company.

34. On March 8, 2016, the Company filed with the SEC its Annual Report on Form 10-K (the "2015 10-K"),[3] reporting its financial results for the 2015 fiscal year. The 2015 10-K stated as follows:

> Our Investment Advisor is led by Joseph B. Alala, III, our chief executive officer, president, chairman of our Board of Directors (the "Board"), and the managing partner and chief investment officer of our Investment Advisor, Hunt Broyhill, a partner of our Investment Advisor, Stephen A. Arnall, our chief financial officer, and John F. McGlinn, our chief operating officer, secretary and treasurer, and a director of our Investment Advisor. Messrs. Alala, Broyhill and McGlinn serve as our Investment Advisor's investment committee. They are assisted by Christopher B. Norton, who serves as the chief risk officer and a director of our Investment Advisor, Michael S. Marr, Richard Wheelahan, Adam Richeson, and Davis Hutchens who each serve as directors of our Investment Advisor, as well as thirteen other investment professionals.
>
> Our Investment Advisor's investment committee, as well as certain key investment team members that are involved in screening and underwriting portfolio transactions, have worked together for more than ten years. These investment professionals have an average of over 20 years of experience in various finance-related fields, including operations, corporate finance, investment banking, business law and merchant banking, and have collectively developed a broad network of contacts that can offer us investment opportunities. Much of our Investment Advisor's investment team has worked together screening opportunities, underwriting new investments and managing a portfolio of investments in smaller and lower middle-market companies through two recessions, a credit crunch, the dot-com boom and bust and a historic, leverage-fueled asset valuation bubble.

---

[3] The 2015 10-K was signed by Defendants Alala and Arnall.

35.   The foregoing statements made in the 2015 10-K were materially false and misleading. Defendants knew or were reckless in not knowing that, as they later revealed, the Investment Advisor's waiver of the incentive fees had resulted in "a significant loss of professionals in both underwriting and portfolio [management]," with "[a] lot of people that had underwritten some deals" "no longer [employed] at the firm." By touting to the market the positive qualities of the Investment Advisor's "investment team," Defendants became duty bound to disclose information about the "investment team" in a manner that would not mislead investors, including by disclosing potentially negative information about the impact that the waiver of incentive fees was having upon the Investment Advisor in terms of its employee morale, compensation, and hiring and retention. By failing to disclose the negative impact that the Investment Advisor's waiver of inventive fees was having upon its personnel, Defendants' foregoing statements disabled investors from understanding that the Investment Advisor's ability to provide quality underwriting and investment portfolio management services to the Company had been compromised.

36.   The 2015 10-K also stated the following regarding its dependence on the Investment Advisor to attract and retain professional talent:

> ***Our success depends on the ability of Capitala Investment Advisors to attract and retain qualified personnel in a competitive environment.***
>
> Our growth requires that the Investment Advisor retain and attract new investment and administrative personnel in a competitive market. Its ability to attract and retain personnel with the requisite credentials, experience and skills depends on several factors including, but not limited to, its ability to offer competitive wages, benefits and professional growth opportunities. Many of the entities with which it competes for experienced personnel, including investment funds (such as private equity funds and mezzanine funds) and traditional financial services companies, have greater resources than it will have.

37.   In addition, the 2015 10-K stated the following:

We depend upon Capitala Investment Advisors' key personnel for our future success.

We depend on the diligence, skill and network of business contacts of Joseph B. Alala, III, Hunt Broyhill and John F. McGlinn, who serve as the members of the investment committee of the Investment Advisor and lead the Investment Advisor's investment team. Our success depends on the continued service of these individuals and the other senior investment professionals available to the Investment Advisor. We cannot assure you that unforeseen business, medical, personal or other circumstances would not lead Messrs. Alala, Broyhill or McGlinn or any other such individual to terminate his relationship with us. Such a termination could have a material adverse effect on our ability to achieve our investment objective as well as on our financial condition and results of operations. In addition, we can offer no assurance that the Investment Advisor will continue indefinitely as our investment adviser.

The members of the Investment Advisor's investment team are and may in the future become affiliated with entities engaged in business activities similar to those intended to be conducted by us, and may have conflicts of interest in allocating their time. Mr. Alala dedicates a significant portion of his time to the activities of Capitala Finance; however, he may become engaged in other business activities that could divert his time and attention in the future.

38.   The 2015 10-K also stated as follows: "The Investment Advisor's investment team currently consists of the members of its investment committee, Messrs. Alala, McGlinn and Broyhill, and a team of eighteen additional investment professionals. The Investment Advisor may hire additional investment professionals, based upon its needs, in the future."

39.   The foregoing statements made in the 2015 10-K were materially false and misleading. Defendants knew or were reckless in not knowing that, as they later revealed, the Investment Advisor's waiver of the incentive fees had resulted in "a significant loss of professionals in both underwriting and portfolio [management]," with "[a] lot of people that had underwritten some deals" "no longer [employed] at the firm." Thus, the risk of which Defendants

12

warned in the 2015 10-K had already materialized. Defendants' failure to disclose that its ability to attract and retain qualified personnel in a competitive environment had, in fact, already been compromised rendered the foregoing statements false and misleading.

40.   On May 9, 2016, the Company filed with the SEC its Quarterly Report on Form 10-Q (the "1Q 2016 10-Q"),[4] reporting its financial results for the first quarter of the 2016 fiscal year. The 1Q 2016 10-Q stated as follows: "There have been no material changes from the risk factors set forth in our Annual Report on Form 10-K for the year ended December 31, 2015."

41.   The foregoing statements made in the 1Q 2016 10-Q were materially false and misleading for the same reasons as stated in ¶39.

42.   On August 9, 2016, the Company filed with the SEC its Quarterly Report on Form 10-Q (the "2Q 2016 10-Q"),[5] reporting its financial results for the second quarter of the 2016 fiscal year. The 2Q 2016 10-Q stated as follows: "There have been no material changes from the risk factors set forth in our Annual Report on Form 10-K for the year ended December 31, 2015."

43.   The foregoing statements made in the 2Q 2016 10-Q were materially false and misleading for the same reasons as stated in ¶39.

44.   On November 8, 2016, the Company filed with the SEC its Quarterly Report on Form 10-Q (the "3Q 2016 10-Q"),[6] reporting its financial results for the third quarter of the 2016 fiscal year. The 3Q 2016 10-Q stated as follows: "During the nine months ended September 30, 2016, there have been no material changes from the risk factors set forth in our Annual Report on Form 10-K for the year ended December 31, 2015."

---

[4] The 1Q 2016 10-Q was signed by Defendants Alala and Arnall.
[5] The 2Q 2016 10-Q was signed by Defendants Alala and Arnall.
[6] The 3Q 2016 10-Q was signed by Defendants Alala and Arnall.

45. The foregoing statements made in the 3Q 2016 10-Q were materially false and misleading for the same reasons as stated in ¶39.

46. On March 7, 2017, the Company filed with the SEC its Annual Report on Form 10-K (the "2016 10-K"),[7] reporting its financial results for the 2016 fiscal year. The 2016 10-K stated as follows:

> Our Investment Advisor is led by Joseph B. Alala, III, our chief executive officer, chairman of our Board of Directors (the "Board"), and the managing partner and chief investment officer of our Investment Advisor, Hunt Broyhill, a member of the Board and a partner of our Investment Advisor, Stephen A. Arnall, our chief financial officer, and John F. McGlinn, our chief operating officer, secretary and treasurer, and a director of our Investment Advisor. Messrs. Alala, Broyhill and McGlinn serve as our Investment Advisor's investment committee. They are assisted by Christopher B. Norton, who serves as the chief risk officer and a director of our Investment Advisor, Michael S. Marr, Richard Wheelahan, Adam Richeson, and Davis Hutchens who each serve as directors of our Investment Advisor, as well as eleven other investment professionals.
>
> Our Investment Advisor's investment committee, as well as certain key investment team members that are involved in screening and underwriting portfolio transactions, have worked together for more than ten years. These investment professionals have an average of over 20 years of experience in various finance-related fields, including operations, corporate finance, investment banking, business law and merchant banking, and have collectively developed a broad network of contacts that can offer us investment opportunities. Much of our Investment Advisor's investment team has worked together screening opportunities, underwriting new investments and managing a portfolio of investments in lower middle-market and traditional middle-market companies through two recessions, a credit crunch, the dot-com boom and bust and a historic, leverage-fueled asset valuation bubble.

47. The foregoing statements made in the 2016 10-K were materially false and misleading for the same reasons as stated in ¶35.

---

[7] The 2016 10-K was signed by Defendants Alala and Arnall.

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48.   The 2016 10-K also stated the following regarding its dependence on the

Investment Advisor to attract and retain professional talent:

> ***Our success depends on the ability of Capitala Investment Advisors to attract and retain qualified personnel in a competitive environment.***
>
> Our growth requires that the Investment Advisor retain and attract new investment and administrative personnel in a competitive market. Its ability to attract and retain personnel with the requisite credentials, experience and skills depends on several factors including, but not limited to, its ability to offer competitive wages, benefits and professional growth opportunities. Many of the entities with which the Investment Advisor competes for experienced personnel, including investment funds (such as private equity funds, credit funds and mezzanine funds) and traditional financial services companies, have greater resources than the Investment Advisor has.

49.   In addition, the 2016 10-K stated the following:

> ***We depend upon Capitala Investment Advisors' key personnel for our future success.***
>
> We depend on the diligence, skill and network of business contacts of Joseph B. Alala, III, Hunt Broyhill and John F. McGlinn, who serve as the members of the investment committee of the Investment Advisor and lead the Investment Advisor's investment team. Our success depends on the continued service of these individuals and the other senior investment professionals available to the Investment Advisor. We cannot assure you that unforeseen business, medical, personal or other circumstances would not lead Messrs. Alala, Broyhill or McGlinn or any other such individual to terminate his relationship with us. Such a termination could have a material adverse effect on our ability to achieve our investment objective as well as on our financial condition and results of operations. In addition, we can offer no assurance that the Investment Advisor will continue indefinitely as our investment adviser.
>
> The members of the Investment Advisor's investment team are and may in the future become affiliated with entities engaged in business activities similar to those intended to be conducted by us, and may have conflicts of interest in allocating their time. For example, an affiliate of the Investment Advisor also manages Fund V, a private investment limited partnership providing financing solutions to the lower middle-market and traditional middle-market. Mr. Alala dedicates a significant portion of his time to the activities of Capitala

15

Finance; however, he may become engaged in other business activities that could divert his time and attention in the future.

50.   The 2016 10-K also stated as follows: "The Investment Advisor's investment team currently consists of the members of its investment committee, Messrs. Alala, McGlinn and Broyhill, and a team of fifteen additional investment professionals. The Investment Advisor may hire additional investment professionals, based upon its needs, in the future."

51.   The foregoing statements made in the 2016 10-K were materially false and misleading for the same reasons as stated in ¶39.

52.   On May 8, 2017, the Company filed with the SEC its Quarterly Report on Form 10-Q (the "1Q 2017 10-Q"),[8] reporting its financial results for the first quarter of the 2017 fiscal year. The 1Q 2017 10-Q stated as follows: "During the three months ended March 31, 2017, there have been no material changes from the risk factors set forth in our Annual Report on Form 10-K for the year ended December 31, 2016."

53.   The foregoing statements made in the 1Q 2017 10-Q were materially false and misleading for the same reasons as stated in ¶39.

The Truth Emerges

54.   On August 7, 2017, the Company issued a press release during aftermarket hours announcing its results for the second quarter of 2017. The Company disclosed that that six of its investments were on non-accrual status—twice as many as it had the previous quarter.

55.   On August 8, 2017, the Company held an earnings conference call for the second quarter of the 2017 fiscal year. During the call, Defendant Alala revealed that the Company had been losing professional talent due to the waiving of the incentive fee, stating in part:

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[8] The 1Q 2017 10-Q was signed by Defendants Alala and Arnall.

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As far as waive, we've waived million [sic] since we first announced it early 2016. We always want to look at the waiver as an alignment vehicle but we also need to realize that you have to have a cohesive team to address some issues. So we did experienced some slight professionals in '15 and '16 when we began waiving fees. We have recently, over the past few months, re-staffed six to seven people that we just announced last week or two. And we actually have plans to add more to the portfolio side. So we will always look at the waiver in sort of a best interest mindset. But sometimes the best interest is to commit more resources to maybe the portfolio and doing things that's going to grow NAV and ultimately grow earnings versus waiving fees and been short-term focus. So we'll look at it. But like you said, we didn't have any fee to waive this quarter. But we'll look it at on a quarter-by-quarter basis. But ultimately, we got to make a decision on what is the best use of our limited resources and how is that ultimately going to affect our NAV and our earnings, because you don't want to be short sighted there.

56.   During the call, Defendant Alala also acknowledged that the rising number of nonaccrual investments was connected to the loss in underwriting and portfolio management talent in the following exchange with an analyst:

Ryan Lynch:

And then moving to just the underwriting process and maybe even portfolio management. I mean, in the past, maybe two years ago, call it, some of the credit issues were primarily surrounding energy investment as you look at the current non-accruals today, is a pretty wide variety of mix of different industries. And Jack you talked about there are couple, maybe one-off type events that resulted in these individual companies going on non-accrual. But if you step back and look at several different investments in several different industries on non-accrual today. So I just wanted to have you guys give some commentary on, are there any changes that you guys are internally reviewing about the investment process that can help prevent some of these non-accruals, going forward? I know you guys hired, I think, six new folks a month ago or so, so any commentary or color if you can provide on the investment process. How you guys are internally looking at that, given the current non-accrual situation, any improvements you guys are looking to make to that?

17

I'm going to answer the first part and then Jack to the second part. The first part is, and this goes back to your comment on fee waiver. It is always unintended consequence of sometimes pursuing what you think is a right action. When we begin waive of fees, we did lose significant loss of professionals in both underwriting and portfolio that mainly occurs in the '15 through when we start hiring again last December. So we did have a drain of talent, a lot of people that had underwritten some deals, were no longer at the firm.

So we have overhauled our entire investment process from underwriting to, which is involved of active portfolio management. And we did that and we beefed-up all the thresholds that we just announced. And we've changed all our internal processes. And big part of the change we have add bodies to it to make it work which we have done. But we have basically changed all of our processes, improved and added the bodies to and then committed the resources to them. And with that, what would you add to that Jack?

57.   On this news, shares of the Company fell $3.82 per share over the next three trading days or approximately 30% to close at $8.99 per share on August 10, 2017, damaging investors.

58.   After the Class Period, on February 27, 2018, after this action was filed, the Company filed with the SEC its Annual Report on Form 10-K (the "2017 10-K"),[9] reporting its financial results for the 2017 fiscal year. The 2017 10-K added new language to Defendants' risk disclosure regarding the Company's dependence on the Investment Advisor's "key personnel for [its] future success," stating in pertinent part as follows:

> **We depend upon Capitala Investment Advisors' key personnel for our future success.**
>
> We depend on the diligence, skill and network of business contacts of Joseph B. Alala, III, M. Hunt Broyhill and John F. McGlinn, who serve as the members of the investment committee of the Investment Advisor and lead the Investment Advisor's investment team. Our success depends on the continued service of these individuals and the other senior investment professionals available to the Investment Advisor. We cannot assure you that unforeseen business, medical, personal or other circumstances would not lead Messrs. Alala,

---

[9] The 2017 10-K was signed by Defendants Alala and Arnall.

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Broyhill or McGlinn or any other such individual to terminate his relationship with us. Additionally, we cannot assure you that a reduction in revenue to the Investment Advisor, including as a result of fee waivers or a decrease in our assets, would not lead to a loss of investment professionals in the future. Such loss of members of the Investment Advisor's investment committee and other investment professionals could have a material adverse effect on our ability to achieve our investment objective as well as on our financial condition and results of operations. In addition, we can offer no assurance that the Investment Advisor will continue indefinitely as our investment adviser.

(Emphasis added).

59.   As a result of Defendants' wrongful acts and omissions, and the precipitous decline in the market value of the Company's securities, Plaintiffs and other Class members have suffered significant losses and damages.

ADDITIONAL SCIENTER ALLEGATIONS

60.   On May 9, 2017, Capitala filed on Form 497 a Preliminary Prospectus Supplement, in which the Company stated that it was "offering $50.0 million in aggregate principal amount of __ % notes due 2022, which we refer to as the 'Notes.' " This Supplement was amended several times and followed by a May 24, 2017 filing on Form 497 in which the Company stated: "We are offering $50.0 million in aggregate principal amount of 5.75% convertible notes due 2022, which we refer to as the 'Notes.' "

61.   On May 23, 2017, the Company announced in a press release the price of the convertible notes and stated that "[t]he Company expects to use a portion of the net proceeds from this offering, together with the net proceeds from the offering of the Company's 6.00% fixed-rate notes due 2022 that was completed on May 16, 2017 (the '2022 Notes'), to redeem all of the outstanding indebtedness under its 7.125% fixed-rate notes due 2021 (the '2014 Notes'), which currently have an aggregate principal amount of approximately $113.4 million, plus accrued

19

interest. Any net proceeds from this offering, together with the net proceeds from the offering of

the 2022 Notes, in excess of the outstanding indebtedness of the 2014 Notes will be used to repay

borrowings under the Company's senior secured revolving credit agreement."

62.   In the 2017 10-K, the Company stated, in pertinent part, with respect to the 2022

Notes, as follows:

> On May 16, 2017, we issued $70.0 million in aggregate principal
> amount of 6.0% fixed-rate notes due May 31, 2022 (the "2022
> Notes"). On May 25, 2017, we issued an additional $5.0 million in
> aggregate principal amount of the 2022 Notes pursuant to a partial
> exercise of the underwriters' overallotment option. The 2022 Notes
> will mature on May 31, 2022, and may be redeemed in whole or in
> part at any time or from time to time at our option on or after May
> 31, 2019 at a redemption price equal to 100% of the outstanding
> principal, plus accrued and unpaid interest. Interest is payable
> quarterly beginning August 31, 2017. The 2022 Notes are listed on
> the NASDAQ Global Select Market under the trading symbol
> "CPTAL" with a par value $25.00 per share.

> On May 26, 2017, we issued $50.0 million in aggregate principal
> amount of 5.75% fixed-rate convertible notes due on May 31, 2022
> (the "2022 Convertible Notes"). On June 26, 2017, we issued an
> additional $2.1 million in aggregate principal amount of the 2022
> Convertible Notes pursuant to a partial exercise of the underwriters'
> overallotment option. Interest is payable quarterly beginning August
> 31, 2017. The 2022 Convertible Notes are listed on the NASDAQ
> Capital Market under the trading symbol "CPTAG" with a par value
> $25.00 per share.

> As of December 31, 2017, Fund II had $26.2 million in regulatory
> capital and $20.7 million in SBA-guaranteed debentures
> outstanding and Fund III had $75.0 million in regulatory capital and
> $150.0 million in SBA-guaranteed debentures outstanding. In
> addition to our existing SBA-guaranteed debentures, we may, if
> permitted by regulation, seek to issue additional SBA-guaranteed
> debentures as well as other forms of leverage and borrow funds to
> make investments. On June 10, 2014, we received an exemptive
> order from the SEC exempting us, Fund II and Fund III from certain
> provisions of the 1940 Act (including an exemptive order granting
> relief from the asset coverage requirements for certain indebtedness
> issued by Fund II and Fund III as SBICs) and from certain reporting
> requirements mandated by the 1934 Act, with respect to Fund II and
> Fund III. We intend to comply with the conditions of the order.

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PLAINTIFFS' CLASS ACTION ALLEGATIONS

63.   Plaintiffs bring this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all those who purchased or otherwise acquired Capitala securities publically traded on NASDAQ during the Class Period (the "Class"); and were damaged upon the revelation of the alleged corrective disclosures. Excluded from the Class are Defendants herein, the officers and directors of the Company, at all relevant times, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which Defendants have or had a controlling interest.

64.   The members of the Class are so numerous that joinder of all members is impracticable. Throughout the Class Period, Capitala securities were actively traded on the NASDAQ. While the exact number of Class members is unknown to Plaintiffs at this time and can be ascertained only through appropriate discovery, Plaintiffs believe that there are at least hundreds or thousands of members in the proposed Class. Millions of Capitala shares were traded publicly during the Class Period on the NASDAQ. As of May 7, 2018, Capitala had 15,981,224 shares of common stock outstanding. Record owners and other members of the Class may be identified from records maintained by Capitala or its transfer agent and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

65.   Plaintiffs' claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct in violation of federal law that is complained of herein.

66.   Plaintiffs will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation. Plaintiffs have no interests antagonistic to or in conflict with those of the Class.

67. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

a. whether the federal securities laws were violated by Defendants' acts as alleged herein;

b. whether statements made by Defendants to the investing public during the Class Period misrepresented material facts about the business, operations and management of the Company;

c. whether the Individual Defendants caused the Company to issue false and misleading financial statements during the Class Period;

d. whether Defendants acted knowingly or recklessly in issuing false and misleading financial statements;

e. whether the prices of Capitala securities during the Class Period were artificially inflated because of the Defendants' conduct complained of herein; and

f. whether the members of the Class have sustained damages and, if so, what is the proper measure of damages.

68. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

APPLICABLITY OF THE PRESUMPTION OF RELIANCE
(FRAUD-ON-THE-MARKET DOCTRINE)

69.   Plaintiffs will rely, in part, upon the presumption of reliance established by the fraud-on-the-market doctrine in that:

a.   Defendants made public misrepresentations or failed to disclose material facts during the Class Period;

b.   the omissions and misrepresentations were material;

c.   Capitala securities are traded in an efficient market;

d.   the Company's shares were liquid and traded with moderate to heavy volume during the Class Period;

e.   the Company traded on the NASDAQ and was covered by multiple analysts;

f.   the misrepresentations and omissions alleged would tend to induce a reasonable investor to misjudge the value of the Company's securities; and

g.   Plaintiffs and members of the Class purchased, acquired and/or sold Capitala securities between the time the Defendants failed to disclose or misrepresented material facts and the time the true facts were disclosed, without knowledge of the omitted or misrepresented facts.

70.   Based upon the foregoing, Plaintiffs and the members of the Class are entitled to a presumption of reliance upon the integrity of the market.

71.   The market for Capitala's securities was open, well-developed and efficient at all relevant times. As a result of the materially false and/or misleading statements and/or failures to disclose, Capitala's securities traded at artificially inflated prices during the Class Period. On February 24, 2017, the Company's stock price closed at a Class Period adjusted high of $12.38 per share. Plaintiffs and other members of the Class purchased or otherwise acquired the Company's

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securities relying upon the integrity of the market price of Capitala's securities and market information relating to Capitala, and have been damaged thereby.

72.   During the Class Period, the artificial inflation of Capitala's stock was caused by the material misrepresentations and/or omissions particularized in this Complaint causing the damages sustained by Plaintiffs and other members of the Class. As described herein, during the Class Period, Defendants made or caused to be made a series of materially false and/or misleading statements about Capitala's business, prospects, and operations. These material misstatements and/or omissions created an unrealistically positive assessment of Capitala and its business, operations, and prospects, thus causing the price of the Company's securities to be artificially inflated at all relevant times, and when disclosed, negatively affected the value of the Company stock. Defendants' materially false and/or misleading statements during the Class Period resulted in Plaintiffs and other members of the Class purchasing the Company's securities at such artificially inflated prices, and each of them has been damaged as a result.

73.   At all relevant times, the market for Capitala's securities was an efficient market for the following reasons, among others:

a.   Capitala stock met the requirements for listing, and was listed and actively traded on the NASDAQ, a highly efficient and automated market;

b.   As a regulated issuer, Capitala filed periodic public reports with the SEC and/or the NASDAQ; Capitala regularly communicated with public investors via established market communication mechanisms, including through regular dissemination of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and/or

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c. Capitala was followed by securities analysts employed by brokerage firms who wrote reports about the Company, and these reports were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

74. As a result of the foregoing, the market for Capitala's securities promptly digested current information regarding Capitala from all publicly available sources and reflected such information in Capitala's stock price. Under these circumstances, all purchasers of Capitala's securities during the Class Period suffered similar injury through their purchase of Capitala's securities at artificially inflated prices and a presumption of reliance applies.

75. A Class-wide presumption of reliance is also appropriate in this action under the Supreme Court's holding in *Affiliated Ute Citizens of Utah v. United States*, 406 U.S. 128 (1972), because the Class's claims are, in large part, grounded on Defendants' material misstatements and/or omissions. Because this action involves Defendants' failure to disclose material adverse information regarding the Company's business operations and financial prospects—information that Defendants were obligated to disclose—positive proof of reliance is not a prerequisite to recovery. All that is necessary is that the facts withheld be material in the sense that a reasonable investor might have considered them important in making investment decisions. Given the importance of the Class Period material misstatements and omissions set forth above, that requirement is satisfied here.

NO SAFE HARBOR

76. The statutory safe harbor provided for forward-looking statements under certain circumstances does not apply to any of the allegedly false statements pleaded in this Complaint. The statements alleged to be false and misleading herein all relate to then-existing facts and

conditions. In addition, to the extent certain of the statements alleged to be false may be characterized as forward looking, they were not identified as "forward-looking statements" when made and there were no meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those in the purportedly forward-looking statements. In the alternative, to the extent that the statutory safe harbor is determined to apply to any forward-looking statements pleaded herein, Defendants are liable for those false forward looking statements because at the time each of those forward-looking statements was made, the speaker had actual knowledge that the forward-looking statement was materially false or misleading, and/or the forward-looking statement was authorized or approved by an executive officer of Capitala who knew that the statement was false when made.

COUNT I

Violations of Section 10(b) of the Exchange Act and Rule 10b-5
Against All Defendants

77.   Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

78.   This Count is asserted against Defendants and is based upon Section 10(b) of the Exchange Act, 15 U.S.C. § 78j(b), and Rule 10b-5 promulgated thereunder by the SEC.

79.   During the Class Period, Defendants engaged in a plan, scheme, conspiracy and course of conduct, pursuant to which they knowingly or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud and deceit upon Plaintiffs and the other members of the Class; made various untrue statements of material facts and omitted to state material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and employed devices, schemes and artifices to defraud in connection with the purchase and sale of securities. Such scheme was intended to, and, throughout

26

the Class Period, did: (i) deceive the investing public, including Plaintiffs and other Class members, as alleged herein; (ii) artificially inflate and maintain the market price of Capitala securities; and (iii) cause Plaintiffs and other members of the Class to purchase or otherwise acquire Capitala securities at artificially inflated prices. In furtherance of this unlawful scheme, plan and course of conduct, Defendants, and each of them, took the actions set forth herein.

80.   Pursuant to the above plan, scheme, conspiracy and course of conduct, each of the Defendants participated directly or indirectly in the preparation and/or issuance of the quarterly and annual reports, SEC filings, press releases and other statements and documents described above, including statements made to securities analysts and the media that were designed to influence the market for Capitala securities. Such reports, filings, releases and statements were materially false and misleading in that they failed to disclose material adverse information and misrepresented the truth about the Company's finances and business prospects.

81.   By virtue of their positions at the Company, Defendants had actual knowledge of the materially false and misleading statements and material omissions alleged herein and intended thereby to deceive Plaintiffs and the other members of the Class, or, in the alternative, Defendants acted with reckless disregard for the truth in that they failed or refused to ascertain and disclose such facts as would reveal the materially false and misleading nature of the statements made, although such facts were readily available to Defendants. Said acts and omissions of Defendants were committed willfully or with reckless disregard for the truth. In addition, each defendant knew or recklessly disregarded that material facts were being misrepresented or omitted as described above.

82.   Defendants were personally motivated to make false statements and omit material information necessary to make the statements not misleading in order to personally benefit from the sale of Capitala securities from their personal portfolios.

83.   The Company showing that Defendants acted knowingly or with reckless disregard for the truth is peculiarly within Defendants' knowledge and control. As the senior managers and/or directors of the Company, the Individual Defendants had knowledge of the details of the Company's internal affairs.

84.   The Individual Defendants are liable both directly and indirectly for the wrongs complained of herein. Because of their positions of control and authority, the Individual Defendants were able to and did, directly or indirectly, control the content of the statements of the Company. As officers and/or directors of a publicly-held company, the Individual Defendants had a duty to disseminate timely, accurate, and truthful information with respect to the Company's businesses, operations, future financial condition and future prospects. As a result of the dissemination of the aforementioned false and misleading reports, releases and public statements, the market price of Capitala securities was artificially inflated throughout the Class Period. In ignorance of the adverse facts concerning the Company's business and financial condition which were concealed by Defendants, Plaintiffs and the other members of the Class purchased or otherwise acquired Capitala securities at artificially inflated prices and relied upon the price of the securities, the integrity of the market for the securities and/or upon statements disseminated by Defendants, and were damaged thereby.

85.   During the Class Period, Capitala securities were traded on an active and efficient market. Plaintiffs and the other members of the Class, relying on the materially false and misleading statements described herein, which the Defendants made, issued or caused to be

disseminated, or relying upon the integrity of the market, purchased or otherwise acquired shares of Capitala securities at prices artificially inflated by Defendants' wrongful conduct. Had Plaintiffs and the other members of the Class known the truth, they would not have purchased or otherwise acquired said securities, or would not have purchased or otherwise acquired them at the inflated prices that were paid. At the time of the purchases and/or acquisitions by Plaintiffs and the Class, the true value of Capitala securities was substantially lower than the prices paid by Plaintiffs and the other members of the Class. The market price of Capitala securities declined sharply upon public disclosure of the facts alleged herein to the injury of Plaintiff and Class members.

86.   By reason of the conduct alleged herein, Defendants knowingly or recklessly, directly or indirectly, have violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder.

87.   As a direct and proximate result of Defendants' wrongful conduct, Plaintiffs and the other members of the Class suffered damages in connection with their respective purchases, acquisitions and sales of the Company's securities during the Class Period, upon the disclosure that the Company had been disseminating misrepresented financial statements to the investing public.

COUNT II

Violations of Section 20(a) of the Exchange Act
Against the Individual Defendants

88.   Plaintiffs repeat and reallege each and every allegation contained in the foregoing paragraphs as if fully set forth herein.

89.   During the Class Period, the Individual Defendants participated in the operation and management of the Company, and conducted and participated, directly and indirectly, in the conduct of the Company's business affairs. Because of their senior positions, they knew the

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adverse non-public information about the Company's current financial position and future business prospects.

90.   As officers and/or directors of a publicly owned company, the Individual Defendants had a duty to disseminate accurate and truthful information with respect to the Company's business practices, and to correct promptly any public statements issued by the Company which had become materially false or misleading.

91.   Because of their positions of control and authority as senior officers, the Individual Defendants were able to, and did, control the contents of the various reports, press releases and public filings which the Company disseminated in the marketplace during the Class Period concerning the Company's business, operational and accounting policies. Throughout the Class Period, the Individual Defendants exercised their power and authority to cause the Company to engage in the wrongful acts complained of herein. The Individual Defendants therefore, were "controlling persons" of the Company within the meaning of Section 20(a) of the Exchange Act. In this capacity, they participated in the unlawful conduct alleged which artificially inflated the market price of Capitala securities.

92.   Each of the Individual Defendants, therefore, acted as a controlling person of the Company. By reason of their senior management positions and/or being directors of the Company, each of the Individual Defendants had the power to direct the actions of, and exercised the same to cause, the Company to engage in the unlawful acts and conduct complained of herein. Each of the Individual Defendants exercised control over the general operations of the Company and possessed the power to control the specific activities which comprise the primary violations about which Plaintiffs and the other members of the Class complain.

93.   Specifically, each of the Individual Defendants is a culpable participant because he was in direct communication with the SEC about the improper accounting treatment of the redeemable non-controlling interests of the Company's partnerships and therefore knew or recklessly disregarded that the Company's accounting for redeemable non-controlling interests of its partnerships was materially false. Notwithstanding their knowledge of the Company's improper accounting and the effect on their personal bonuses and share compensation, Defendants Alala and Arnall knowingly or recklessly certified the Company's materially false and misleading financial results.

94.   By reason of the above conduct, the Individual Defendants are liable pursuant to Section 20(a) of the Exchange Act for the violations committed by the Company.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs demand judgment against Defendants as follows:

A.   Determining that the instant action may be maintained as a class action under Rule 23 of the Federal Rules of Civil Procedure, and certifying Plaintiffs as the Class representatives;

B.   Requiring Defendants to pay damages sustained by Plaintiffs and the Class by reason of the acts and transactions alleged herein;

C.   Awarding Plaintiffs and the other members of the Class prejudgment and post-judgment interest, as well as her reasonable attorneys' fees, expert fees and other costs; and

D.   Awarding such other and further relief as this Court may deem just and proper.

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DEMAND FOR TRIAL BY JURY

Plaintiffs hereby demand a trial by jury.

Dated: June 19, 2018

Respectfully submitted,

THE ROSEN LAW FIRM, P.A.

By: /s/ Jacob Goldberg
      Jacob Goldberg
      Keith Lorenze
      101 Greenwood Avenue, Suite 440
      Jenkintown, PA 19046
      Telephone: (215) 600-2817
      Facsimile: (212) 202-3827
      Email: jgoldberg@rosenlegal.com

Lead Counsel for Plaintiff and Class

THE LAW OFFICES OF
      JAMES SCOTT FARRIN
GARY W. JACKSON #13976
280 South Mangum Street, Suite 400
Durham, NC 27701
Telephone: 919-688-4991
Email: gjackson@farrin.com

Liaison Counsel for Plaintiffs and Class

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<u>**CERTIFICATE OF SERVICE**</u>

I hereby certify that on this 19th day of June, 2018, a true and correct copy of the foregoing

Amended Class Action Complaint for Violation of the Federal Securities Laws was served by

CM/ECF to the parties registered to the Court's CM/ECF system.

/s/ *Jacob Goldberg*
Jacob Goldberg

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